1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

December 22, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Charles Schwab Family of Funds (File No. 811-05954)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system are preliminary proxy statements, forms of proxies and other soliciting materials (“Proxy Materials”) for Special Meetings of Shareholders (“Meetings”) to be held on March 20, 2015.

The Meetings are being held for the purpose of asking shareholders to approve certain changes to the fundamental investment policies and investment objectives of the Schwab Massachusetts AMT Tax-Free Money Fund, Schwab New Jersey AMT Tax-Free Money Fund and Schwab New York AMT Tax-Free Money Fund (the “Funds”). More specifically, the approvals being sought relates to the replacement of each Fund’s: (1) fundamental investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, with a new fundamental investment policy; and (2) fundamental investment objective with a new non-fundamental investment objective.

No fees are required in connection with this filing. Definitive copies of the Proxy Materials will be distributed to shareholders on or about January 16, 2015. Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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